Schedule A

CONTROL PERSONS OF MB MINERALS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of MB Minerals are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Sabalo Midland Basin, Inc. 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	General Partner of MB Minerals, L.P.	n/a	n/a
EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a